# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Altus Power, Inc., CIK 0001828723
CUSIP: 02217A102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2200 ATLANTIC STREET, 6TH FLOOR, STAMFORD, Connecticut (CT), 06902
Date of event which requires filing of this statement: 02/05/2025
Amends the filing with accession number 0001193125-21-362552
Filed by CIK 0001834151
Persons authorized to receive notices and communications: Chad Doellinger, 2121 North Pearl Street, Suite 300, Dallas, Texas (TX), 75201, (214) 979-6100

## Reporting persons
- CBRE Acquisition Sponsor, LLC (CIK 0001834151): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 24,565,252; shared voting power 0; sole dispositive power 24,565,252; shared dispositive power 0; aggregate amount beneficially owned 24,565,252 (15.4% of the class)
- CBRE Services, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 24,565,252; shared voting power 0; sole dispositive power 24,565,252; shared dispositive power 0; aggregate amount beneficially owned 24,565,252 (15.4% of the class)
- CBRE Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 24,565,252; shared voting power 0; sole dispositive power 24,565,252; shared dispositive power 0; aggregate amount beneficially owned 24,565,252 (15.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Altus Power, Inc.
Address of issuer's principal executive offices: 2200 ATLANTIC STREET, 6TH FLOOR, STAMFORD, Connecticut (CT), 06902
Comment: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission on December 20, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed on September 29, 2022, (as amended, the "Schedule 13D"). The Items below amend the information disclosed under the corresponding Items in the Schedule 13D as described below. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Schedule I attached as Exhibit H to this Amendment No. 2 is incorporated herein by reference in this amended Item 2(a).
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

The principal business address of each of the Reporting Persons is located at 2121 North Pearl Street, Suite 300, Dallas, Texas 75201.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented by adding the following:

On March 31, 2023, pursuant to the terms of the third amended and restated certificate of incorporation of the Issuer (the "Company Certificate"), an aggregate of 181,125 shares of Class B common stock held by Sponsor automatically converted into an aggregate of 1,811 shares of Common Stock.

On March 31, 2024, pursuant to the terms of the Company Certificate, an aggregate of 181,125 shares of Class B common stock held by Sponsor automatically converted into an aggregate of 1,811 shares of Common Stock.

On March 31, 2025, assuming the Effective Time (as defined below) has not yet occurred, pursuant to the terms of the Company Certificate, an aggregate of 181,125 shares of Class B common stock held by Sponsor will be automatically converted into a minimum of 1,811 shares of Common Stock.

On April 18, 2024, Robert Bernard, the Class B Director nominated by Sponsor and elected by the holders of the Class B common stock pursuant to the Investor Rights Agreement, assigned 14,859 restricted stock units (the "February RSUs") granted to him by the Issuer as director compensation to Sponsor. The February RSUs vest 50% on February 28, 2025 and 50% on February 28, 2026, subject to Mr. Bernard's continued service to the Issuer through such date. On June 20, 2024, Mr. Bernard assigned 29,551 restricted stock units (the "June RSUs") granted to him by the Issuer as director compensation to Sponsor. The June RSUs vest in full on the date of the Issuer's 2025 annual meeting of stockholders, subject to Mr. Bernard's continued service to the Issuer through such date. Each February RSU and June RSU represents the right to receive one share of Common Stock. Mr. Bernard is an employee of an affiliate of the Reporting Persons and assigned all director compensation earned from the Issuer to Sponsor for no additional consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On February 5, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Avenger Parent, Inc., a Delaware corporation ("Parent"), and Avenger Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent (the "Surviving Corporation"). Parent and Merger Sub are subsidiaries of TPG Global, LLC through its TPG Rise Climate Transition Infrastructure fund ("TPG").

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), and by virtue of the Merger, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time, including shares of Common Stock issued upon conversion of shares of Class B common stock (the Common Stock and the Class B common stock, collectively, the "Company Common Stock") (other than (i) shares of Company Common Stock owned directly by Parent, Merger Sub or their subsidiaries immediately prior to the Effective Time or held by the Issuer as treasury stock (which will be automatically canceled for no consideration), (ii) shares of Company Common Stock as to which statutory rights of appraisal have been properly and validly exercised under Delaware law or (iii) shares of Common Stock contributed to Parent by certain rollover stockholders prior to the Effective Time), will be automatically canceled and converted into the right to receive cash in an amount equal to $5.00 (as may be adjusted pursuant to the Merger Agreement, the "Merger Consideration"), payable to the holder thereof, without interest, subject to any required withholding of taxes.

Additionally, except as otherwise agreed upon in writing between the holder and Parent prior to the Effective Time, effective as of immediately prior to the Effective Time, among other things:

1. each Vested Company RSU Award (as defined in the Merger Agreement) that remains outstanding immediately prior to the Effective Time will automatically be canceled and terminated as of immediately prior to the Effective Time and converted into the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (i) the aggregate number of shares of Class A Common Stock underlying such Vested Company RSU Award by (ii) the Merger Consideration (the "RSU Consideration"), payable as soon as practicable following the consummation of the Merger and the other transactions contemplated in the Merger Agreement (the "Closing"); and

2. each Unvested Company RSU Award (as defined in the Merger Agreement) that remains outstanding immediately prior to the Effective Time will automatically be canceled and terminated as of immediately prior to the Effective Time and converted into the right to receive an amount in cash, if any (without interest) (a "Post-Closing Cash Award"), equal to the product obtained by multiplying (i) the aggregate number of shares of Class A Common Stock underlying such Unvested Company RSU Award by (ii) the Merger Consideration, and such Post-Closing Cash Award will vest and become payable pursuant to the same vesting schedule applicable to the Unvested Company RSU Award from which it was converted (including any accelerated vesting terms), subject to the holder's continued employment with Parent and its subsidiaries (including the Surviving Corporation) through the applicable vesting date.

In addition, in connection with the Merger and pursuant to the terms of the Company Certificate, on the Business Day immediately prior to the Effective Time, each share of Class B Common Stock then issued and outstanding will be automatically converted into shares of Class A Common Stock in accordance with the terms of, and subject to the limitations set forth in, the Company Certificate, and upon such conversion, each such share of Class B Common Stock will automatically be canceled and will cease to exist, and each former holder of Class B Common Stock will thereafter cease to have any rights with respect to such securities.

The Merger Agreement contains a customary "no-shop" provision that restricts the Company's ability to, among other things, solicit Acquisition Proposals (as defined in the Merger Agreement) from third parties and provide non-public information to, and engage in discussions or negotiations with, third parties regarding Acquisition Proposals. The "no-shop" provision allows the Company, under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, to provide non-public information to any person and its representatives that has made, renewed or delivered a bona fide Acquisition Proposal that either constitutes a Superior Proposal (as defined in the Merger Agreement) or would reasonably be expected to lead to a Superior Proposal.

If the Merger is consummated, the Company Common Stock will be delisted from the New York Stock Exchange and deregistered under the Exchange Act. The Merger, if entered into and consummated, would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition and disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Stock from the New York Stock Exchange and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

Voting and Support Agreements

The Sponsor has entered into a voting and support agreement with Parent and the Company (the "Voting and Support Agreement"), with respect to all shares of Company Common Stock beneficially owned by Sponsor and its Controlled Affiliates (as defined in the Voting and Support Agreement) (the "Covered Shares"). Pursuant to the Voting and Support Agreement, Sponsor agreed:

1. to vote the Covered Shares in favor of the Merger, the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement and

2. vote against any Acquisition Proposal or actions that result in a material breach of any covenant, representation or warranty of the Company under the Merger Agreement or of the Sponsor under the Voting and Support Agreement or impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger.

The Voting and Support Agreement will terminate upon the earliest of, among other occurrences: the Effective Time; the valid termination of the Merger Agreement in accordance with its terms; an Adverse Recommendation Change (as defined in the Merger Agreement); and the entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement that (i) reduces the amount or changes the form of the consideration for the Merger or any consideration otherwise payable with respect to the securities of the Company, or imposes material restrictions or constraints on the payment of such consideration, or (ii) is adverse to Sponsor relative to the other stockholders of the Company.

The Voting and Support Agreement also contains restrictions on transfer of shares of Company Common Stock held by Sponsor.

Each of Gregg Felton, Dustin Weber, Anthony Savino, Abhi Parmar and funds managed by Blackstone Credit and Insurance (collectively with Sponsor, the "Supporting Stockholders") also entered into voting and support agreements with Parent and the Company in forms substantially similar to the Voting and Support Agreement.

The foregoing descriptions of the Merger Agreement and Voting and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and Voting and Support Agreement, which are attached hereto as Exhibits I and J and are incorporated herein by reference.

Notwithstanding the above, the Reporting Persons may, at any time, review or reconsider their position, change their purpose and/or formulate plans with respect to the Issuer, or change their investment intent to acquire additional shares of Common Stock, or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Company Common Stock beneficially owned by them, in each case, in any manner permitted by law and the Voting and Support Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) of the Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3, 4, and 6 are incorporated by reference in its entirety into this Item 5.

The percentages of beneficial ownership in this Schedule 13D are based on 159,999,752 shares of Common Stock issued and outstanding as of February 5, 2025, as reported in the Merger Agreement (as defined below).

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, the Reporting Persons may be deemed to beneficially own an aggregate of 24,565,252 shares of Common Stock, representing approximately 15.4% of the shares of Common Stock outstanding, all of which are held directly by Sponsor. This number includes (i) 7,429 shares of Common Stock in respect of the February RSUs expected to vest on February 28, 2025 and (ii) 1,811 shares of Common Stock (the "Conversion Shares") expected to be delivered on March 31, 2025 upon the automatic conversion of 181,125 shares of Class B common stock held by Sponsor, assuming, in each case, that the Effective Time has not yet occurred on such date. The Conversion Shares represent the minimum number of shares of Common Stock into which the Class B common stock may convert on such date under the terms of the Company Certificate, assuming the Effective Time has not yet occurred.

The Supporting Stockholders collectively hold approximately 40% of the voting power of the Company Common Stock. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock which may be beneficially owned by the other Supporting Stockholders and each of the Reporting Persons disclaims beneficial ownership over any such shares.

Each of the directors and officers of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that the Reporting Persons may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following:

The information set forth in Item 4 of Amendment No. 2 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the 13D is hereby supplemented by adding the following:

H. Schedule I to Amendment No. 2 - Directors and Executive Officers of CBRE Group, Inc. and CBRE Services, Inc.

I. Agreement and Plan of Merger, dated as of February 5, 2025, by and among Avenger Parent, Inc., Avenger Merger Sub, Inc. and Altus Power, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on February, 6 2025)

J. Voting and Support Agreement, dated as of February 5, 2025, by and among Avenger Parent, Inc., Altus Power, Inc. and CBRE Acquisition Sponsor LLC

## Signatures
- CBRE Acquisition Sponsor, LLC: /s/ Emma E. Giamartino, Emma E. Giamartino, Chief Financial Officer of CBRE Services, Inc., sole member of CBRE Acquisition Sponsor, LLC (02/07/2025)
- CBRE Services, Inc.: /s/ Emma E. Giamartino, Emma E. Giamartino, Chief Financial Officer of CBRE Services, Inc. (02/07/2025)
- CBRE Group, Inc.: /s/ Emma E. Giamartino, Emma E. Giamartino, Chief Financial Officer of CBRE Group, Inc. (02/07/2025)